Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:      604 247 4400
Fax:      604 247 0512

News Release

January 22, 2008

Sawmill production curtailment prompts 9-day pulp shut at Elk Falls

Vancouver, BC– Catalyst Paper’s Elk Falls mill at Campbell River continues to feel the effects of coastal fibre constraints as sawmills reduce production levels due to weakening US lumber markets.

The shortage of sawdust furnish will require Elk Falls kraft and containerboard operations to take nine days of curtailment in early March. This will remove about 6,000 tonnes of pulp and 3,500 tonnes of containerboard production.

The No. 1 paper machine, temporarily curtailed on September 1, 2007 due to the coastal fibre strike, will remain down to at least the end of March, resulting in about 38,000 tonnes of reduced newsprint production in the first quarter.  Fibre limitations and related market factors will determine whether the indefinite closure of Elk Falls PM1 must be extended further.

The company is actively managing its fibre supply and inventories to minimize customer order book disruption and all other Catalyst mills will continue normal operation. Elk Falls PM2 and PM5 production of newsprint and specialty uncoated grades will also continue without interruption.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.3 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to production and availability of raw materials. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713